UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras closes equity interest in Sete Brasil Group

____

Rio de Janeiro, December 30, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/20/2019, informs that its Dutch subsidiary Petrobras Netherlands B.V. transferred, today, to companies of Sete Brasil Group, for the symbolic total amount of 7 euros, the equity interest of 15% that it held in each of the Dutch special purpose companies controlled by Sete Brasil Group: Arpoador Drilling B.V., Marambaia Drilling B.V., Grumari Drilling B.V., Copacabana Drilling B.V., Leme Drilling B.V., Leblon Drilling B.V. and Ipanema Drilling B.V.

With the sale made today, Petrobras no longer holds any direct or indirect equity interest in the companies of the Sete Brasil Group.

Petrobras reiterates that the effectiveness of the agreement with Sete Brasil is still subject to compliance with suspensive conditions to be implemented by January 31, 2021, as announced on November 12, 2020.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer